Exhibit 99.1

Press Release

INTERPOOL FILES FORM 10-K FOR 2002 WITH SECURITIES AND EXCHANGE COMMISSION, INCLUDING RESTATEMENT OF 2000 AND 2001 FINANCIALS
Company to Request New York Stock Exchange to Resume Trading of Common Stock

PRINCETON, NJ, January 13, 2004 - Interpool, Inc. announced that it has completed and filed its Annual Report on Form 10-K for 2002 with the Securities and Exchange Commission. The 2002 Form 10-K, filed on Friday, January 9, 2004, included audited financial statements for 2000 and 2001 reflecting the results of Interpool's previously announced restatement of its financial statements for these years, as well as Interpool's audited financial statements for 2002.

In its 2002 Form 10-K, Interpool reported that for the year ended December 31, 2002, it had total revenues of $327.1 million, compared to $338.7 million for the year ended December 31, 2001. Net income was $4.4 million in 2002, compared to $28.1 million in 2001. Stockholders' equity was $336.2 million at December 31, 2002, compared to $351.3 million for the prior year.

Interpool also stated that its 2002 Form 10-K reflects an adjustment to its previously issued financial statements for its pending insurance claim seeking to recover amounts owed by a significant customer based in South Korea. As previously announced, Interpool had been reviewing the accounting treatment for this insurance claim with its independent auditors, KPMG, LLP.

Martin Tuchman, Chairman and Chief Executive Officer, said, "We are very pleased to have made this Form 10-K filing as the latest major step in getting our financial statements in order. It was a great effort on the part of our management and employees - particularly our accounting department which has been working tirelessly for months. We also appreciate the support and patience of our investors, as well as our lenders, who have worked with us during this period. We have a strong management team in place and are looking forward to taking advantage of a very robust leasing market."

Interpool also announced that it has obtained extensions of existing waivers under its debt agreements from its lenders with respect to its March 31, 2003 Form 10-Q. Substantially all of these waivers allow the company until February 29, 2004 to file its March 31, 2003 Form 10-Q with the SEC. Interpool stated that it expects to seek additional waivers with respect to its other 2003 SEC filings and its 2004 quarterly filings.

Interpool stated that now that its 2002 Form 10-K has been filed with the SEC it will request, pursuant to the New York Stock Exchange’s procedures, that the NYSE allow trading to resume in Interpool's common stock and other listed securities. Interpool common stock is currently traded over the counter on the pink sheets under the symbol "IPLI." Information about bid and asked prices for Interpool's common stock may be obtained at www.pinksheets.com.

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. It is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

Richard W. Gross
(609) 452-8900
www.interpool.com